Exhibit 99

NOTICE OF REDEMPTION

COMMON STOCK WARRANTS

March 22, 2004

Dear                             :

I am notifying you that Millennium Bankshares Corporation (the “Company”) will redeem all 826,640 of the Company’s outstanding warrants to purchase shares of the Company’s common stock, par value $5.00 per share (“Common Stock”). This amount includes the number of warrants that you hold under the Warrant Agreement that the Company has issued to you. The date and time fixed for redemption is Monday, April 26, 2004 at 5:00 p.m., Eastern Daylight Time.

Under your Warrant Agreement and this Notice of Redemption, you may do one of two things in connection with the upcoming redemption. You may exercise your warrants, or you may do nothing and have your warrants redeemed, as follows:

Exercise of Warrants

•	You may exercise all or part of the warrants that you hold as permitted by the Warrant Agreement. Because of a two-for-one stock split of Common Stock in 2001, the Warrant Agreement gives you the right to purchase twice as many shares of Common Stock as stated in the Warrant Agreement. At the same time, the purchase price per share of Common Stock was reduced from $10.00 to $5.00, so that the total cost of exercising the warrant remains unchanged. For example, if the Warrant Agreement originally granted the right to purchase 10,000 shares of Common Stock for $10.00 per share (for a total cost of $100,000), it now allows you to purchase 20,000 shares for $5.00 per share (for the same total cost of $100,000).

March 22, 2004

•	If you wish to exercise any of your warrants, please complete the Notice of Exercise that is attached as Appendix A to this Notice of Redemption and return it to the Company, along with your original Warrant Agreement.

•	If you exercise only a part of your warrants, the remaining part will be redeemed, as discussed in the next section. Please indicate in the Notice of Exercise (i) the number of shares of Common Stock that you are purchasing and (ii) that you are exercising “less than all” of the number that you are entitled to purchase.

•	The Company has registered with federal and state securities regulators the maximum number of shares of Common Stock that the Company could issue if all warrants were exercised. As a result, the shares that you would receive upon exercise will not be restricted and will be freely tradable (unless you are an affiliate of the Company).

•	The Notice of Exercise must be returned to the Company no later than Monday, April 26, 2004 at 5:00 p.m., Eastern Daylight Time. Due to certain legal considerations, the Company will not accept payments for the exercises until that time, and all payments must be made no later than Friday, April 30, 2004 at 5:00 p.m., Eastern Daylight Time. Instructions on how and when to deliver payment for the shares of Common Stock that you are purchasing are attached as Appendix B to this Notice of Redemption, and the Company will contact you of this payment window in April.

Redemption of Warrants

•	You may do nothing, and the Company will redeem your outstanding warrants. The amount that you will receive after the redemption date will be a cash payment of $2.50, multiplied by the number of shares of common stock originally specified in the Warrant Agreement. For example, if the Warrant Agreement originally granted the right to purchase 10,000 shares at $10.00 per share, the redemption price under that Warrant Agreement would be $25,000.

The redemption of the warrants is being made in connection with a public offering of shares of Common Stock by the Company. The redemption of the warrants and the public offering will close on the same date, and the Company currently expects that date to be May 4, 2004. Shares of Common Stock to be issued to warrant holders following the exercise of any warrants will be issued as soon as possible after that date, and you will be deemed to be a record holder of those shares as of the date of closing. Cash payments for the redemption of any warrants will be distributed as soon as possible after that date.

March 22, 2004

This Notice of Redemption is accompanied by a preliminary Prospectus, dated March 22, 2004, that relates to the maximum number of shares of Common Stock that the Company could issue if all warrants were exercised, and none were redeemed. The Prospectus contains important information with respect to the Company, and you should read it carefully in making a decision to exercise your warrants or have them redeemed.

We will pay all administrative expenses that we incur in connection with the exercise and redemption described above and will not offset those expenses against the amounts of common stock issued, or cash payments made, to you.

Shares of Common Stock will be issued, and redemption payments will be made, in the name of the warrant holder as listed in the Company’s records. We urge you to consult your financial, tax or other adviser if you wish to request that the shares be issued, or payment be made, in a different name. We are not responsible for resolving any securities, tax or other issues with respect to any such transfer, and you will be responsible for any expenses associated with issuance or payment in a different name.

Should you require additional information or have questions, please contact us at (703) 467-3477 or by email at ir@millenniumbankshares.com. Thank you for your cooperation, and we appreciate your continued support for the Company.

Sincerely yours,

/s/    Carroll C. Markley

Carroll C. Markley

Chairman & CEO

Enclosures

Appendix A

MILLENNIUM BANKSHARES CORPORATION

Notice of Exercise of Common Stock Warrant Number

Original Number of Shares Offered Pursuant to Agreement:

I hereby elect to exercise warrants to purchase shares of the common stock of Millennium Bankshares Corporation (the “Company”) pursuant to a Warrant Agreement issued to me by the Company, subject to all of the provisions thereof. I intend to purchase                  shares of the Company’s common stock pursuant to this exercise, which constitutes (i) all or (ii) less than all [circle one] of the shares currently available to me for purchase under the Warrant Agreement. I understand that any part of the warrants that I do not exercise will be subject to redemption by the Company as set forth in a Notice of Redemption dated March 22, 2004.

In connection with the exercise described above, I have enclosed my original Warrant Agreement. In addition, I hereby agree to pay the Company, in cash or immediately available funds, the aggregate exercise price for the shares of common stock. This amount equals $                 representing the aggregate exercise price, which equals $5.00 multiplied by the number of shares of common stock purchased. I also agree to deliver such payment to the Company after Monday, April 26, 2004 at 5:00 p.m., Eastern Daylight Time, and no later than Friday, April 30, 2004 at 5:00 p.m., Eastern Daylight Time.

I understand and agree that certain notifications and administration will be necessary in connection with this transaction and that the shares will be issued to me as soon as is reasonably practicable after full payment is received by the Company.

Date:

Date:

Authorized Signature	Authorized Signature

Name:	Name:
Print or Type	Print or Type

Telephone No.:	Social Security No.:

Please return this Notice of Exercise of Common Stock Warrant in the enclosed postage paid self addressed envelope to Millennium Bankshares Corporation, 1601 Washington Plaza, Reston, Virginia 20190, Attention: Kelly E. Marsh, no later than April 26, 2004.

Shares will be delivered in physical form to the owner and address specified at the top of this form, unless separate instructions are received. Brokers may request DWAC delivery of shares by attaching appropriate instructions.

Appendix B

PAYMENT INSTRUCTIONS

FOR

EXERCISE OF COMMON STOCK WARRANTS

Payment must be paid after Monday, April 26, 2004 at 5:00 p.m., Eastern Daylight Time, and no later than Friday, April 30, 2004 at 5:00 p.m., Eastern Daylight Time in one of the following manners:

By Cashiers or Certified Check payable to “Millennium Bankshares Corporation” and delivered by first class mail, overnight mail, courier, or personal delivery to:

Millennium Bankshares Corporation

1601 Washington Plaza

Reston, Virginia 20190

Attn: Corporate Secretary

or

By Wire Transfer with the following instructions:

Institution Name: Millennium Bank, N.A.

ABA Routing #: 056008962

Credit to Account #: 1500005085

Account Name: Millennium Bankshares Corporation

Ref: Warrant Redemption